Exhibit 99.(m)

Male Age 45 Standard Nonsmoker

Year	Beginning of the Year AV	Premium	Premium Tax Charge	Policy Fee	Cost of Insurance	Investment Income	End of Year Accumulated Value

1	0.00	3,000.00	97.50	90.00	827.48	(43.76)	1,941.26

2	1,941.26	3,000.00	97.50	90.00	894.80	(78.42)	3,780.54

3	3,780.54	3,000.00	97.50	90.00	967.08	(111.18)	5,514.78

4	5,514.78	3,000.00	97.50	90.00	1,044.34	(141.98)	7,140.96

5	7,140.96	3,000.00	97.50	90.00	1,131.60	(170.71)	8,651.15

End of year 5 cash surrender value			8,651.15	minus	2,565.00	=	6,086.15

Surrender charge for a 45 year old male nonsmoker is $2.00 + $8.26 = $10.26 per 1000 of face amount
(10.26 x 250 = 2,565.00)